January 17, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nudrat Salik or Jeanne Baker

Re: CareMax, Inc.

Form 10-K for the Year Ended December 31, 2021

Form 10-Q for the Period Ended September 30, 2022

File No. 1-39391

We are writing to address the comments raised in the letter to CareMax, Inc. (the “Company”), dated December 16, 2022, from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2022 (together, the “Reports”). The responses below correspond to the caption and number of the comment of the Staff (reproduced below in italics).

Form 10-K for the Year Ended December 31, 2021

EBITDA and Adjusted EBITDA, page 44

1.
Your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please relabel or revise your presentation as necessary. Refer to Question 103.01 of the Non-GAAP Financial Measures Compliance & Disclosures Interpretations. Also, in accordance with Item 10(e)(1)(i)(C), expand your disclosures to address the reasons why management believes the presentation of EBITDA provides useful information to investors regarding your results of operations. In this regard, we note your discussion only addresses Adjusted EBITDA.

Response:

Beginning with the Company’s Form 10-K for the year ended December 31, 2022, the Company intends to simplify the presentation by removing the reference to EBITDA. As such,

beginning with the Company’s Form 10-K for the year ended December 31, 2022, the disclosure will be shown as presented in the response to Comment #3.

2.
You indicate in your headnote to your reconciliation that Adjusted EBITDA is a pro forma measure. We have the following comments on your presentation:
•
Tell us and disclose if the pro forma net (loss)/income amounts used in your reconciliation were prepared in accordance with Article 11 of Regulation S-X. If such information has not been prepared in accordance with Article 11, please revise to disclose the basis for the presentation and revise the description of the measures accordingly. Refer to Question 100.05 of the Non-GAAP Measures Compliance and Disclosure Interpretations as updated December 13, 2022;
•
If the pro forma net (loss)/income amounts are prepared in accordance with Article 11, more clearly label the EBITDA and Adjusted EBITDA amounts presented to indicate that they are pro forma amounts;

Response:

On June 8, 2021, we completed the Business Combination, as defined in our Form 10-K for the year ended December 31, 2021. We believe our Adjusted EBITDA, which includes pro forma adjustments calculated in a manner consistent with Article 11 of Regulation S-X (Article 8 for smaller reporting companies), provides investors with meaningful insights into the impact of the Business Combination. We believe that inclusion of pro forma adjustments provides information to investors on a more comparable basis.

For clarity, in future filings, the Company will enhance its disclosures in the second paragraph under the Supplemental Non-GAAP Information sub-heading as follows (deletions appear as ~~strike through~~ and additions in bold and underline):

~~EBITDA and~~ Adjusted EBITDA

~~Management defines “EBITDA” as net income or net loss before interest expense, income tax expense or benefit, depreciation and amortization, change in fair value of warrant liabilities, and gain or loss on extinguishment of debt.~~ “Adjusted EBITDA” is defined as net income or net loss before interest expense, income tax expense or benefit, depreciation and amortization, remeasurement of warrant liabilities and contingent earnout liabilities, gain or loss on extinguishment of debt, ~~non-recurring legal, consulting, and professional fees,~~ stock based compensation, de novo costs, ~~discontinued operations,~~ DeSpac transaction and related restructuring costs, acquisition costs and other costs that are considered one-time in nature as determined by management. Additionally, prior to June 8, 2021, the date of the Business Combination, Adjusted EBITDA ~~presented on a pro forma basis~~ gives effect to the acquisitions of IMC and Care Holdings Group, LLC, which owned Care Optimize, as if the Business Combination occurred on January 1, 2021, which does not necessarily reflect what the Company’s Adjusted EBITDA would have been had the Business Combination occurred on the date indicated. Accordingly, historical financial information has been adjusted for pro forma adjustments calculated in a manner consistent with the concepts of Article 8 of Regulation S-X, which are ultimately added back in the calculation of Adjusted EBITDA. We believe that the inclusion of pro forma adjustments for periods prior to June 8, 2021, provide meaningful insights into the impact of the Business Combination.

Adjusted EBITDA is intended to be used as a supplemental measure of our performance that is neither required by, nor presented in accordance with, GAAP. Management believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing its financial measure with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, we may incur future expenses similar to those excluded when calculating these measures. In addition, our presentations of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion.

Due to these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. W~~e compensate for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA on a supplemental basis.~~ Please review the reconciliation of net (loss) income to ~~EBITDA and~~ Adjusted EBITDA below ~~and not rely on any single financial measure to evaluate the Company’s business~~.

In addition, the Company will enhance the footnote to the table that presents a reconciliation of Adjusted EBITDA to net income (loss). Please refer to the reconciliation and related footnotes included in our response to Comment #3.

•
Based on your reconciliation, EBITDA also appears to be a pro forma measure. Please clarify your headnote accordingly;

Response:

As noted in our response to Comment #1, in future filings, beginning with the Form 10-K for the year ended December 31, 2022, the Company intends to simplify the presentation by removing the reference to EBITDA.

•
Separately break out the material components of “GAAP Pro Forma Adjustments” and disclose the nature and corresponding amount of each component;

Response:

For clarity, in future filings, the Company will enhance its disclosures to separately break out the material components of “GAAP Pro Forma Adjustments” and disclose the nature and the corresponding amount of each component. As such, beginning with the Form 10-K for the year ended December 31, 2022, the December 31, 2021 break out will be shown as presented in our response to Comment #3.

•
Ensure your adjustments to arrive at EBITDA and Adjusted EBITDA are shown gross with income taxes shown as a separate adjustment and clearly explained. Refer to

Question 102.11 of the Non-GAAP Measures Compliance and Disclosure Interpretations as updated December 13, 2022.

Response:

We confirm that in line with Question 102.11, adjustments to arrive at Adjusted EBITDA are presented gross, with income taxes shown as a separate adjustment. Please refer to the enhanced disclosure in response to Comment #3 with added clarity with respect to the income tax impact of the adjustments. Additionally, as noted in our response to Comment #1, in future filings, beginning with the Form 10-K for the year ended December 31, 2022, the Company intends to simplify the presentation by removing the reference to EBITDA.

3.
In regards to your adjustments to arrive at Adjusted EBITDA, please address the following:
•
For non-recurring expenses, please separately break out the components included in this line item and corresponding amount;

Response:

In response to the Staff’s comment, in future filings, the Company will enhance its reconciliation of Adjusted EBITDA to present the aforementioned break out and to incorporate other changes referenced in our responses to Comment #1 and Comment #2 above, as well as other presentation enhancements identified by the Company. Accordingly, beginning with the Form 10-K for the period ended December 31, 2022, this reconciliation will be presented as follows:

	For the Twelve Months Ended December 31,
$ in thousands	2022	2021	Y/Y Change
Net (loss) income		$(6,675)
Interest expense		4,492
Depreciation and amortization		13,216
Remeasurement of warrant and contingent earnout liabilities		(26,551)
Loss on extinguishment of debt		1,630
DeSpac transaction and related restructuring costs (1)		16,852
Acquisition costs (2)		9,169
Stock-based compensation		1,341
De novo losses (3)		1,232
Other expenses (4)		1,823
Income tax provision		159
Adjusted EBITDA		16,688
Pro forma adjustments (5)		(3,367)
Pro forma Adjusted EBITDA		$13,321

(1) Represents primarily legal, professional and incremental compensation costs related to the DeSpac transaction that occurred on June 8, 2021.
(2) Represents transaction costs, as well as integration costs, and other costs to achieve synergies for acquisitions subsequent to June 8, 2021, the date of the Business Combination.

(3) Represents initial operating losses up to 18 months after center opening. These losses represent our investment into the center, rather than the results of our core operations, and would not have been incurred unless a new center was being opened.

(4) Primarily represents pre-opening de novo costs.

(5) Pro forma adjustments are computed in a manner consistent with the concepts of Article 8 of Regulation S-X and give effect to the Business Combinations of IMC and Care Holdings as if they had occurred on January 1, 2021. The composition of the Pro forma adjustments is as follows:

	For the Twelve Months ended December 31,
	2022	2021
IMC Adjusted EBITDA prior to Business Combination		$(2,047)
Care Holdings Adjusted EBITDA prior to Business Combination		(735)
Other pro forma adjustments		(585)
Total pro forma adjustments		$(3,367)

•
Regarding your adjustment for de novo losses, please tell us what consideration you gave to Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations as updated December 13, 2022, in determining it was appropriate to include this adjustment.

Response:

The Company has considered the guidance provided in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Company believes that the de novo losses are not necessarily representative of and are not part of the Company's core operations. The de novo losses represent losses associated with the ramp up of new centers that the Company does not expect to incur after the first 18 months following the center opening. These losses at a center level include costs that are not offset by the recognition of revenue due to lower patient occupancy. The Company believes that these losses are part of its upfront investment in de novo centers.

In addition, the Company respectfully advises the Staff that the Company believes that the foregoing adjustments are helpful to investors and other readers of the Company's filings, as the adjustments enhance comparability of the Company’s core performance and help present a more accurate view of the Company’s operating results.

Non-GAAP Operating Metrics, page 45

4.
In the headnote to non-GAAP operating metrics, you state that the chart presented is a pro forma view of your operations. Tell us and disclose if these pro forma metrics were prepared in accordance with Article 11 of Regulation S-X. If such information has not been prepared in accordance with Article 11, please revise to disclose the basis for presentation and revise the description of the measures accordingly. Refer to Question 100.05 of the Non-GAAP Measures Compliance and Disclosure Interpretations as updated December 13, 2022. Ensure that you appropriately label each metric accordingly.

Response:

On June 8, 2021, we completed the Business Combination, as defined in our Form 10-K for the year ended December 31, 2021. We believe our Pro Forma Adjusted EBITDA, which includes pro forma adjustments calculated in a manner consistent with Article 11 of Regulation S-X (Article 8 for smaller reporting companies), provides investors with meaningful insights into the impact of the Business Combination. We also believe that this non-GAAP measure provides information to investors on a more comparable basis than would be provided without the incremental results of a full period of operations.

For clarity, in future filings, the Company will enhance its disclosures in the second paragraph under the Supplemental Non-GAAP Information sub-heading as follows (deletions appear as ~~strike through~~ and additions in bold and underline):

In addition to our GAAP financial information, we review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. The chart below is a pro forma view of our operations. This pro forma view was computed in a manner consistent with the concepts of Article 8 of Regulation S-X and assumes the Business Combination occurred on January 1, 2020 and are based upon estimates which we believe are reasonable.

Operating Metrics and Non-GAAP Platform Contribution

	Pro Forma
	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021
Centers	21	21	22	24	24	34	40	45
Markets	1	1	1	1	1	2	3	4
Patients (MCREM)	24,800	27,500	29,000	28,400	29,200	35,300	40,400	50,100
At-risk	84.8%	86.7%	85.6%	87.7%	87.0%	84.1%	87.2%	79.3%
Platform Contribution ($, Millions)	$14.1	$18.1	$15.5	$17.9	$14.7	$8.2	$11.0	$16.0

5.
With regard to your presentation of platform contribution, please provide the disclosures required pursuant to Item 10(e)(1) of Regulation S-K or explain why you do not believe such disclosures are required.

Response:

The Company respectfully advises the Staff that in future filings, we will include the disclosures required by Item 10(e)(1) of Regulation S-K. Accordingly, beginning with the Form 10-K for the year ended December 31, 2022, this reconciliation and the introductory paragraph will be shown as follows:

The following table provides a reconciliation of gross profit, the most closely comparable GAAP financial measure, to platform contribution. Gross profit is defined as total revenue less external provider costs.

in millions	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021
Gross profit	$9.4	$9.8	$7.0	$11.1	$9.8	$9.4	$31.3	$38.6
Cost of care	(4.0)	(3.9)	(4.3)	(5.1)	(5.4)	(7.9)	(21.6)	(22.7)
Pro forma and other adjustments (a)	8.7	12.2	12.9	11.8	10.3	6.7	1.3	0.2
Platform Contribution	$14.1	$18.1	$15.5	$17.9	$14.7	$8.2	$11.0	$16.0

(a) Pro Forma adjustments are computed in a manner consistent with the concepts of Article 8 of Regulation S-X and give effect to the Business Combinations of IMC and Care Holdings as if they had occurred on January 1, 2020.

6.
Regarding your settlements with third-party payors for retroactive adjustments due to capitation risk adjustments, or claim audits, reviews or investigations, please disclose any material revenue adjustments recognized from performance obligations satisfied (or partially satisfied) in previous periods. Refer to ASC 606-10-50-12A.

Response:

The Company respectfully advises the Staff that we have not identified material revenue adjustments recognized from performance obligations satisfied (or partially satisfied) in previous periods related to capitation risk adjustments, or risk claim audits, reviews or investigation. However, if the Company identifies any such material adjustments in future periods, it will provide disclosure of such material adjustments in future filings.

7.
We note your disclosures regarding your MSO and the services it provides to IPAs. Please clearly disclose your accounting policy for these services and also clarify where these services are reflected on your income statement.

Response:

The Company respectfully advises the Staff that in future filings, we will enhance our revenue recognition accounting policy to add the following disclosure:

The Company generates management services organization (“MSO”) revenue for services it renders to IPAs under administrative service contracts. The MSO revenue is recognized in the month in which the eligible members are entitled to receive healthcare benefits during the contract term. For MSO contracts in which the Company acts as a principal in coordinating and controlling the range of services provided (other than clinical decisions) and, thus, accepts full financial risk for members attributed to the IPA and is therefore responsible for the cost of all healthcare services required by those members, the fees are recognized on a gross basis, consistent with ASC 606. The related revenue is recorded in Medicare risk-based and Medicaid risk-based revenue.

For MSO contracts in which the Company does not coordinate or control the range of services provided and, thus, accepts partial or no financial risk for members attributed to the IPA, the revenue is recognized on a net basis, consistent with ASC 606, and is recorded in Other Revenue.

8.
Please disclose whether fees are recorded gross or net and your basis for such accounting.

Response:

The Company respectfully directs the Staff to our response in Comment #7.

9.
We note the Contingent Consideration issuable in connection with the Business Combination was accounted for as liabilities in accordance with ASC 815-40 in the second quarter of 2021 following a restatement of your financial statements. On July 9, 2021, the First Share Price Trigger was achieved, and the remaining Contingent Consideration was re-assessed and determined to be indexed to your own equity, resulting in equity classification under ASC 815-40. Please help us better understand the analysis you performed in determining the appropriate accounting pursuant to ASC 815-40. Please help us better understand the factors that led you to determine that the contingent consideration should be accounted for as liabilities prior to July 9, 2021 as well as the specific terms that changed and led to your determination that the Contingent Consideration should be reclassified to equity on July 9, 2021.

Response:

With respect to the Staff’s comments above, the Company evaluated the classification of the Contingent Consideration as follows:

Accounting Consideration Factors Prior to July 9, 2021

Section 1.03(d) of the Business Combination Agreement states, in part, if, (i) prior to (A) the satisfaction of the IMC Share Price triggers and (B) the end of the Second Earnout Period, (ii) DFHT enters into a definitive agreement that would result in a Change of Control Transaction, and (iii) the price per share of DFHT Class A Common Stock payable to the stockholders of DFHT in such Change of Control Transaction is equal to or greater than either of the CareMax or IMC Share Price Triggers that have not been satisfied during the applicable Earnout Period, then at the closing of such Change of Control Transaction, the applicable CareMax or IMC Share Price Triggers shall be deemed to have been satisfied and DFHT shall issue, as of such closing, the applicable CareMax or IMC Earnout Shares.

ASC 815-40-55-2 states that an event that causes a change in control of an entity is not within an entity’s control and, therefore, if a contract requires net cash settlement upon a change in control, the contact generally must be classified as an asset or liability. ASC 805-40-55-3 states, however, if a change in control provision requires that the counterparty receive, or permits the counterparty to deliver upon settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of a change in control provision. In that circumstance, if the holders of the shares underlying the contract were to receive cash in a transaction causing the change in control, the counterparty to the contract could also receive cash based on the value of its position under the contract.

The Company evaluated the terms of the earnout consideration, including the settlement provisions and contingent exercise provisions related to market performance and change in control scenarios. The Company determined that the earn-out consideration required settlement in the Company’s own shares (Class A Common Stock), and thus could be considered to be indexed to its own stock within the meaning of ASC 815-40-15-5 through 15-8.

Next, the Company evaluated the “Step 1” contingent exercise provisions in ASC 815-40-15-7A, noting that the settlement was not based on an observable market, other than the market for the issuer’s stock, thus the instrument was not precluded from being considered indexed to the Company’s own stock, and the analysis should proceed to “Step 2” and evaluate the settlement provisions under ASAC 815-40-15-7C through H.

Under the “Step 2” guidance, the Company determined that terms of the settlement agreement had multiple provisions that should be evaluated under ASC 815-40-15-7D through 15-7E. Under 15-7D, the Company determined that a $10 reference price was used in the calculation of the settlement amounts to be provided to the CareMax and IMC sellers as part of the earnout consideration, resulting in the settlement of a fixed number of shares (3,500,000 and 2,900,000) to the CareMax and IMC sellers, respectively. The Company concluded that the $10 reference price provided a fixed number of shares to be settled in the Company’s own Class A common stock and represented a “fixed-for-fixed forward” contract. Thus, under ASC 815-40-15-7D, the instrument would still be considered to be indexed to the Company’s own stock “…if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.” The Company evaluated the terms and conditions of the earnout consideration to document the inputs that would be utilized as input in the calculation of a fixed-for-fixed fair valuation exercise. The Company concluded that the settlement of these earn-out shares is subject to the following three conditions (summarized below, refer to Article 1, Section 1.03 – Earnout Consideration sections (a)-(f) of the Business Combination for full detail of contractual obligations):

Market-based provisions:

1.
if within the first year after the Closing the trading price of Class A Common Stock equals or exceeds $12.50 on any 20 trading days in any 30-day trading period (the “First Share Price Trigger”), then 1,750,000 and 1,450,000 of the Earnout Shares will be released to the CareMax and IMC Sellers, respectively.

2.
if within the second year after the Closing the trading price of Class A Common Stock equals or exceeds $15.00 on any 20 trading days in any 30-day trading period (the “Second Share Price Trigger”), then 1,750,000 and 1,450,000 of the Earnout Shares will be released to the CareMax and IMC Sellers. Notwithstanding the foregoing, if the First Share Price Trigger is not satisfied, but the Second Share Price Trigger is satisfied, the Company will issue 2,900,000 shares of Class A Common Stock to CareMax and IMC Sellers, respectively.

Change in control and other provisions

3.
Change in capital structure due to stock dividend, subdivision, reclassification, recapitalization, split, combination, or exchange of shares or a “Change in Control Transaction” as defined in the Business Combination.

The Company concluded that the conditions above would be inputs in a fixed-for-fixed valuation exercise. The Company then compared these inputs to the fair value inputs detailed in ASC 815-40-15-7E a through h, noting that the Change in Control provisions did not fall into the prescribed inputs, and thus would be classified as unobservable inputs as there is no active trading market for the change in control provisions. The inclusion of this Change in Control provision also introduces a variable share settlement condition in the settlement of the instrument in a hypothetical scenario in which a tender offer is received between $12.50 and less than $15.00, in which case the Second Share Price Trigger may not be achieved. In addition, after consultation with internal and external counsel, a theoretical scenario exists within the language of the Change in Control provisions in which the assets of the company could be purchased and the earnout consideration would not be triggered, leaving the earnout consideration with the surviving entity after the asset acquisition. The Change in Control provisions, which represent a possible model input when determining the fair value of the instruments, preclude the instrument from being indexed to an entity’s own stock.

As of the date of the Business Combination, the Company determined that the instruments would be settled in one of the following three settlement scenarios:

·
Scenario 1 – 6,400,000 million shares issued
·
Scenario 2 – 3,200,000 million shares issued
·
Scenario 3 – 0 shares issued

Based on this, the Company determined in Step 2 of the evaluation of settlement provisions that a variable number of shares could be issued, and as a result, the provision in ASC 815-40-15-7C.a requiring settlement in a fixed number of the Company’s equity shares did not meet the criteria to be considered indexed to an entity’s own stock as described in paragraphs ASC 815-40-15-5 through 15-8, and should be classified as a liability, subject to fair value measurement on the date of the Business Combination date (June 8, 2021) with subsequent changes in fair value reported in earnings.

Accounting Consideration Factors That Changed on July 9, 2021

On July 9, 2021, the First Share Price Trigger was achieved, and 3,200,000 shares were subsequently issued to the CareMax and IMC sellers on September 1, 2021. On the same date, with the First Share Price Trigger having been achieved, the remaining settlement provisions that existed resulted in a scenario where the settlement of the instrument would be achieved by a fixed number of shares, either zero shares (resulting from not achieving the Second Share Price Trigger by the second anniversary of the Business Combination) or 3,200,000 shares (by the triggering of a Change in Control or achievement of the Second Share Price Trigger).

As a result of this change in the settlement provisions of the instruments, the Company then returned to the guidance in ASC 815 and re-evaluated the instrument under the “Step 1” guidance above. The same conclusion was reached as in the Day 1 evaluation in which the instruments would only be settled in the entity’s own stock. The Company then proceeded to “Step 2”, noting that the guidance provided in ASC 815-40-17D was applicable “…if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.” As of July 9, 2021, with the First Share Trigger having been achieved, the only settlement options remaining would be for the earnout consideration to expire worthless or for the remaining 50% of the shares to be issued to the IMC Parent and CareMax Sellers. This settlement fact pattern would be the same even with the inclusion of the Change in Control provision, as the number of shares to be settled would be contingent on the share price determined in the tender offer or asset acquisition. As such, the only condition left remaining impacting the settlement of the fixed number of shares (0 shares or 3,200,000) would be the market price of the stock over the remaining term of the instruments, or tender offer/asset acquisition.

Due to the removal of the variable share count, the instrument was determined to be indexed to the Company’s own stock, and subsequently recorded as equity.

10.
In your 10-K for the year ended December 31, 2021, you disclosed that you were in compliance, in all material respects, with all covenants under the First Amendment of the Credit Agreement as of December 31, 2021. We note the new Credit agreement entered into in May 2022 with various covenants. In light of your continued operating losses and net cash used in operating activities, please also confirm and disclose that you continue to comply with your covenants, if true.

Response:

The Company respectfully advises the Staff it was in compliance, in all material respects, with the covenants under its debt facilities as of September 30, 2022. In future filings, we will add a disclosure with respect to compliance with debt covenants.

****************

The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filings. If you have any questions related to this letter, please contact the undersigned at (786) 360-4768 or Erick Fernandez, the Company’s Chief Accounting Officer, at (305) 239-8937.

Sincerely,

/s/ Kevin Wirges

Kevin Wirges

Chief Financial Officer and Treasurer